07005476

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46802

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2801 Highway 280 South
(No. and Street)

Birmingham (City) AL (State) 35223 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas R. Barrett (205) 268-6705
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers
(Name – *if individual, state last, first, middle name*)

1901 Sixth Avenue North, Suite 1600, (Address) Birmingham (City) Alabama (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/30/07

OATH OR AFFIRMATION

I, Thomas R. Barrett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Distributors, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Principal

Title

Notary Public MY COMMISSION EXPIRES SEPTEMBER 29, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investment Distributors, Inc.

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5
For the Year Ended December 31, 2006
(Confidential Treatment Required)

Investment Distributors, Inc.
Index
December 31, 2006



PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors

To the Board of Directors and Stockholder of Investment Distributors, Inc.

In our opinion, the accompanying statement of financial condition and related statements of operations, stockholder's equity, and cash flows present fairly, in all material respects, the financial position of Investment Distributors, Inc. (the "Company") at December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 28, 2007

Investment Distributors, Inc.
Statement of Financial Condition
December 31, 2006

Assets	
Cash	$ 1,240,281
Commissions receivable	1,604,026
Other receivables	247,264
Total assets	$ 3,091,571
Liabilities and Stockholder's Equity	
Liabilities:	
Commissions payable	$ 1,604,026
Due to affiliates	327,758
Current income taxes payable	28,693
Total liabilities	1,960,477
Stockholder's equity:	
Common stock, $1.00 par value; 25,000 shares authorized, 1,000 shares issued and outstanding	1,000
Additional paid-in capital	749,000
Retained earnings	381,094
Total stockholder's equity	1,131,094
Total liabilities and stockholder's equity	$ 3,091,571

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
Statement of Operations
Year Ended December 31, 2006

Revenues	
Commissions	$ 34,040,762
Commissions: 12b - 1 fees	631,498
Interest income	37,700
	34,709,960
Expenses	
Commissions	34,040,762
Other operating expenses	151,167
	34,191,929
Income before provision for income tax expense	518,031
Provision for income tax expense	208,507
Net income	$ 309,524

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
Statement of Stockholder's Equity
Year Ended December 31, 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 31, 2005	$ 1,000	$ 749,000	$ 71,570	$ 821,570
Net income	-	-	309,524	309,524
Balance, December 31, 2006	$ 1,000	$ 749,000	$ 381,094	$ 1,131,094

The accompanying notes are an integral part of these financial statements.

Investment Distributors, Inc.
Statement of Cash Flows
Year Ended December 31, 2006

Cash flows from operating activities	
Net income	$ 309,524
Adjustments to reconcile net income to net cash used in operating activities	
Changes in assets and liabilities	
Commissions receivable	(138,306)
Other receivables	4,604
Commissions payable	138,306
Current income taxes payable	28,693
Due to affiliates	140,306
Net cash provided by operating activities	483,127
Net increase in cash	483,127
Cash	
Beginning of year	757,154
End of year	$ 1,240,281

The accompanying notes are an integral part of these financial statements.

1. General

On August 18, 1993, Investment Distributors, Inc. (the "Company") was incorporated under the laws of the State of Tennessee. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. The Company is wholly owned by Protective Life Corporation ("PLC") and serves as a best efforts underwriter for registered products issued by Protective Life Insurance Company (a subsidiary of PLC) ("PLICO") and Protective Life and Annuity Insurance Company (a subsidiary of PLICO) ("PLAIC"). These products include variable annuities and modified guaranteed annuities issued by PLICO and PLAIC, along with variable universal life products issued by PLICO.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity date of three months or less to be cash equivalents.

Commissions and Fees
Commission revenue and expense is recognized when the underlying contracts have been issued. The Company recognizes 12b-1 fees when earned.

Other Receivables
Other receivables are comprised primarily of advances to the Company's representatives and accrued commissions receivable, including 12b-1 fees.

Income Taxes
The results of operations of the Company are included in the consolidated federal and state income tax returns of PLC. The Company utilizes the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), *Accounting for Income Taxes.* Under a tax allocation agreement, PLC allocates current and deferred taxes to each member as if it were a separate taxpayer.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America and prevailing industry practices requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk
The Company maintains depository accounts with certain financial institutions. Although the account balances exceed federally insured depository limits, the Company has evaluated the credit worthiness of these applicable financial institutions and determined the risk of material financial loss due to exposure from credit risk to be minimal.

3. Related Parties

As principal underwriter of the registered life and annuity products of affiliated life insurance companies, the Company enters into selling agreements with multiple broker-dealers on a best efforts basis. Each selling firm is paid commissions on products sold and the affiliated life insurance company reimburses the Company for these commissions. PLC coordinates, expedites, and

disburses these commissions on behalf of the Company and provides corporate accounting services, general ledger services, and staffing and administrative services to carry out the duties and functions of the Company.

In accordance with an administrative services agreement, the Company receives management and administrative services from PLC, including allocations for various overhead costs. The Company recognized $77,400 of related expenses in 2006.

The Company earned substantially all of its commissions, excluding 12b-1 fees, from affiliated life insurance companies during the year ended December 31, 2006.

4. Income Taxes

There were no temporary differences at December 31, 2006 and, therefore, no resulting deferred tax assets or liabilities. The actual income tax expense for 2006 differed from the expected tax expense due to state taxes as displayed below. Expected tax expense was computed by multiplying the U.S. federal income tax rate of 35% to loss before income tax expense.

Computed expected tax expense	$ 181,311
Differences between expected and actual tax	
State tax, net of federal benefit	27,196
Total actual tax expense	$ 208,507

Included in the "due to affiliates" on the accompanying financial statements are current federal taxes payable to $166,667 at December 31, 2006.

5. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had computed net capital of $883,830, which was $753,132 in excess of its minimum required net capital of $130,698. The Company's computed ratio of aggregate indebtedness to net capital at December 31, 2006 was 2.22 to 1. The Company claims exemption from Rule 15c3-3 under Paragraph (k)(1).

6. Commitments and Contingencies

A number of civil jury or arbitration verdicts have been returned against companies in the jurisdictions in which the Company does business, involving sales practices of representatives, alleged misconduct, and other matters. Increasingly, these lawsuits have resulted in the awarding of substantial judgments against these companies that are disproportionate to the actual damages, including material amounts of punitive damages. In some states, juries or arbitrators have substantial discretion in awarding punitive damages which creates the potential for unpredictable, material, adverse judgments in any given punitive damage suit. The Company, like other brokers and dealers, in the ordinary course of business, is from time to time involved in such matters. Although the outcome of any such matter cannot be predicted with certainty, the Company believes that at the present time there are no pending or threatened matters that are reasonably likely to have a material adverse effect on the financial position, results of operations, or liquidity of the Company.

Supplementary Information

Investment Distributors, Inc.
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2006

Schedule I

Net Capital	
Total stockholder's equity	$ 1,131,094
Deductions and/or charges	
Non-allowable receivables	(247,264)
Net capital	$ 883,830
Aggregate Indebtedness	
Items included in statement of financial condition	
Commissions payable	1,604,026
Current income tax payable	28,693
Due to affiliates	327,758
	$ 1,960,477
Computation of Basic Net Capital Requirement	
Minimum net capital required	$ 130,698
Excess net capital	$ 753,132
Ratio: Aggregate indebtedness to net capital	2.22 to 1

There were no material differences between the above computation of net capital pursuant to Rule 15c3-1 and that filed with the Company's unaudited December 31, 2006 FOCUS Report.

Investment Distributors, Inc.
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2006

Schedule II

EXEMPTION UNDER SECTION (k)(1) HAS BEEN CLAIMED

The Company is not required to file the above schedule as it is exempt from the Securities and Exchange Commission Rule 15c3-3 (SEC Rule 15c3-3) under Paragraph (k)(1).

The Company has complied with the above exemptive provisions of SEC Rule 15c3-3.



PricewaterhouseCoopers LLP
1901 6th Ave. North
Suite 1600
Birmingham AL 35203
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Auditors
on Internal Control Required By SEC Rule 17a-5

To the Board of Directors and Management
Investment Distributors, Inc.

In planning and performing our audit of the financial statements of Investment Distributors, Inc. (the "Company") as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 28, 2007

END